September 12, 2011
Linda Cvrkel, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:	Form 10-K December 31, 2010 File No. 001-32583
Dear Ms. Cvrkel:
In response to your letter of August 19, 2011, Full House Resorts, Inc. (the “Company”) responds to the Staff’s comments in this letter. As requested in your letter, this letter references where each response to your specific comment was made in the above referenced filing. For ease of reference, we have followed the numbering format of your letter:
Management’s Discussion and Analysis, page 19
Results of Operations, page 24
1. We note that a significant portion of your revenue is generated from your management agreement with Harrington Casino in Delaware and that you do not expect to renew the management contract with Harrington Casino when it expires in August 2011. In this regard, please tell us and revise future filings beginning with your next quarterly report on Form 10-Q to discuss the impact that the loss of revenue from the management contract with Harrington Casino will have on your future results of operations or financial condition upon its expiration in August 2011. Pursuant to Item 303(A)(3)(ii) of Regulation S-K your discussion should focus on known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.
RESPONSE:
The Company’s operating results continue to be affected adversely by the ongoing recession and related economic conditions both on a regional and national level. The current economic conditions have had a significant adverse impact on consumer spending, including gaming activity. Our operations are currently concentrated in Indiana, Nevada, Delaware and Michigan. Accordingly, future operations could be further affected by adverse economic conditions particularly in those areas and their key feeder markets in neighboring states. The impact of future economic uncertainties will likely have an effect on future operating results and cash flows and although the financial impact may be significant, the Company cannot estimate what the financial impact will be.

A significant portion of our operating income is generated from our management agreements with Harrington Casino in Delaware and the FireKeepers Casino in Michigan. The Delaware contract ends in August 2011, and the Michigan contract ends in August 2016. We do not expect to renew the management contract with Harrington Casino. (Also, there can be no assurance that the Michigan FireKeepers Casino management contract will be extended beyond 2016.)
For the year ended December 31, 2010, the Company’s revenues from its 50% interest in Gaming Entertainment Delaware (“GED”) were $5.1 million, which represent 22% of the Company’s total annual operating income for that year. Accordingly, the Company’s management estimates that 2011 revenues will be approximately $2.1 million lower than if the GED contract had been renewed under its existing terms, due to its expiration in August, or eight months of the year. Following the acquisition of the Grand Victoria, which occurred as of April 1, 2011, the Grand Lodge Casino, which occurred as of September 1, 2011, and the Buffalo Thunder management contract, which is expected to be effective in the third quarter of 2011, the impact of the lost revenues from GED will be diminished. Following the acquisition of the Grand Victoria in April 2011, the revenues generated from the management agreement with Harrington Casino in Delaware for the fiscal quarter ended June 30, 2011, of $0.7 million represented 10% of the Company’s total operating income.
Future filings, commencing with the Company’s next quarterly report on Form 10-Q, will be revised to discuss the impact of the expiration of GED’s management contract with Harrington Casino in Delaware will likely have on the Company’s future operating results.
Liquidity and Capital Resources, page 25
2. Reference is made to your discussion on page 26 that future cash requirements include selling, general and administrative expenses, project development costs, capital expenditures, primarily at Stockman’s, and costs related to the acquisition of Grand Victoria. In addition to describing the general purpose of future cash expenditures, please quantify to the extent possible your material commitments for capital expenditures as of the latest fiscal period. Refer to Item 303(A)(2)(i) of Regulation S-K.
RESPONSE:
We continually evaluate the Company’s liquidity and ability to fund operations, debt obligations and capital expenditures. We expect to have sufficient funds for these capital expenditures from operating cash flow and cash reserves including our line of credit. The Company had no material commitments related to capital expenditures as of December 31, 2010. On March 31, 2011, the Company borrowed $33.0 million on the term loan, under the Credit Agreement with Wells Fargo Bank, N.A., which was used to fund the Company’s acquisition of the Grand Victoria on April 1, 2011. The Credit Agreement contains certain covenants related to capital expenditures which dictate that capital expenditures must be at least 1.5%, but not more than 5%, of the total revenues of the immediately preceding fiscal year. Minimum capital expenditures will therefore be approximately $0.5 million for the fiscal year ending December 31, 2011.
We will provide similar disclosures in future filings.

Note 1. Organization, Nature and History of Operations, page 35
3. Reference is made to your disclosure regarding the GEM Financial Resolution. Please tell us in further detail the nature, facts, circumstances surrounding the GEM member agreement modification that occurred in 2009. It is unclear from your disclosure why the modification of the agreement to clarify the treatment of certain items and including the adjustment of a total payable due from GEM to each member resulted in your recognition of a pre-tax gain of $1.4 million. As part of your response, please provide us with your gain calculation and relevant technical accounting guidance that supports the treatment used.
RESPONSE:
Effective September 30, 2009, an agreement was reached between the Company and RAM Entertainment, LLC (“RAM”) (“GEM Financial Resolution”) clarifying the treatment of the following items:
•	Reimbursable and non-reimbursable advances funded by the members, before RAM acquired its interest in Gaming Entertainment Michigan, LLC (“GEM”).
•	Repayments of disproportionate advances by the Company as prior agreements were unclear as to the treatment.
In 2002, the Company entered into a joint venture membership agreement with RAM, whereby, among other things, RAM was admitted as a 50% member in GEM in exchange for providing a portion of the necessary funding for the development of a planned project in Michigan. The joint venture agreement defined the percentage interest of both parties to be 50%, based on the assumption that both the Company and RAM would contribute equally to GEM under the terms of the agreement. However, over the course of the years, the contributions and payments made by the Company and RAM were not always equally proportionate resulting in the contributions and payments made by the Company being greater than contributions made by RAM. The 2009 GEM Financial Resolution was entered into with the intent to reconcile actual contributions made to GEM by both parties. Following the reconciliation and the negotiated settlement, the payables due from GEM to each member were adjusted to reflect $11.9 million, including $2.7 million reported as equity, due to the Company, and $8.5 million, including $2.7 million reported as equity, due to RAM. As a result, GEM recognized $7.0 million in settlement expense ($4.9 million from the Company and $2.1 million from RAM). As the Company portion is eliminated in consolidation, the remaining $2.1 million is shown on the income statement as loss from member agreement modification in the operating gains and losses section. Adding back RAM’s $3.5 million 50% portion of the $7.0 million GEM settlement expense (reflected in non-controlling interest) to the $2.1 million loss shows a net $1.4 million pretax gain to the Company from the member modification agreement. Following the reconciliation and resulting adjustment to earnings, the proportionate percentage interests in GEM for both the Company and RAM is 50% each. The payables due from GEM to both the Company and RAM resulting from the GEM Financial Resolution were fully paid prior to December 31, 2010.
The GEM member agreement modification and resulting GEM Financial Resolution were prompted by the ultimate completion and opening of the FireKeepers Casino, which opened on August 5, 2009. Gains / losses from the settlement and modification of the agreement were recognized in the period in which the agreement was executed, which is when it was determined that the settlement was realizable [FASB ASC—605-10-25, Paragraph 1(a) Revenue Recognition], as disclosed  in our  Form 10-K for the Fiscal Year Ended  December 31, 2009, filed on March 24, 2010, and our  Form 10-Q for the Quarterly Period Ended September 30, 2009, filed on November 9, 2009. The net gain recognized was exclusively the result of the settlement set forth in the GEM member agreement modification and GEM Financial Resolution, an event of the period in which it was recognized and appropriately given retrospective treatment as a change in estimate. It was not a prior period adjustment [FASB ASC-270-10-45, Paragraphs 17 to 18 Interim Reporting] for an error correction nor was it the result of any accounting change [FASB ASC-250-10-45, Paragraphs 25 to 26 Accounting Changes & Error Corrections].
* * * * *
In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me with any questions.
Sincerely,
/s/ Mark Miller
Mark J. Miller
Chief Financial Officer/Chief Operating Officer